UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 12 November, 2012

Novogen Annual General Meeting

Chairman’s Address
12 November, 2012

Welcome to our Company’s Annual General Meeting.  This is my third AGM as Chairman and during those three years many changes have taken place and much progress has been made.  When we undertook the restructure of our Company three years ago we had several basic goals in mind.

First, we wanted to rationalise the many diverse assets owned by the Company and simplify its corporate structure.  We looked at all of our holdings and systematically made a decision regarding value and strategic importance.  In August of last year, we were able to sell the Company’s consumer products business for the very attractive price of $10.1 million.  Most of these funds were reinvested in MEI which I will discuss later.

We held some shares in an unlisted US company called NOX Technologies for which we had paid a total of $20 several years ago.  Along with those also held by MEI, we were able to sell these shares for $200,000.  On the liability side of the ledger, we continued to be obligated with the onerous lease of our office building in North Ryde.  It was far more space than our reduced scope required.  In June, we were able to assign the lease obligation and move into much smaller space nearby on a month-to-month basis.

One of my personal goals was to move our wound care company, Glycotex, Inc. forward with financing that would give us the opportunity to create value from its glucan assets.  After many months of small capital investments by Novogen and many efforts to put together a long range financing, we came to the conclusion that the relative value of the glucan assets did not warrant further investment by Novogen.  We ultimately sold the glucan assets to an investor group for $150,000.

Among the many tasks we set in the restructure, our highest priority was to establish Marshall Edwards, now MEI Pharma, as an independent drug development company with a strong, capable management team, give it ownership of the Intellectual Property it was developing and secure the financing that would take us to a realistic value inflection point.  With the appointment of Dan Gold in 2010 as CEO of MEI, we brought to our group a very experienced and capable biotech executive who, over the past three years, has created a team that has proven its ability to advance our program.  In May, 2011 we sold the isoflavone IP to MEI for shares, increasing our ownership in the company.  Through capital investments by Novogen and others we have given Dan and his team the funds they needed to slowly, but consistently move forward.  With last week’s exciting financing announcement, MEI is now soundly positioned to not only move the isoflavone drug candidates through the clinic, but also a promising new drug, Pracinostat.

The MEI clinical program is making progress.  ME-143 has completed a Phase I clinical trial and ME-344 will complete a Phase I trial shortly.  Both will move into Phase II trials next year.  The exciting program for Pracinostat has generated a high degree of interest from many sophisticated investment funds.  MEI also plans to initiate a randomised Phase II trial for Pracinostat next year.

The final step in realising our goals for MEI is to distribute to Novogen shareholders the MEI shares now owned by Novogen.  That will give each of you direct ownership in MEI, while still retaining your existing shares of Novogen.  With the vote at this meeting, I hope and expect that we will be able to accomplish this final step on 27 November, 2012.

What does this mean for the future of Novogen?  After the MEI share distribution, Novogen will continue to have its ASX and Nasdaq listings.  The Company will have over $1million in cash and will have the opportunity to make a strategic acquisition of assets or an operating business that will become its future business plan.  The previously disclosed Kai Medical merger is a perfect example of the type of transaction the Board will explore.  I can say that the Board has reviewed and continues to review several such opportunities.

I would personally like to thank the Board of Directors, Mark Hinze and Ron Erratt for their hard work and support over the past year and throughout the restructuring of our Company.  I look forward to continued success.

William D Rueckert
Chairman